October 31, 2012

QMM: NYSE MKT
QTA: TSX VENTURE
NR-25-12

QUATERRA’S JV PARTNER GRANDE PORTAGE INTERSECTS HIGH-
GRADE GOLD ON THIRD PARALLEL VEIN AT HERBERT PROJECT

Goat vein drill hole contains 79.41 grams per tonne gold over 2.05 meters

VANCOUVER, B.C. — Quaterra Resources Inc. today announced its joint venture partner Grande Portage Resources Ltd. has released assay results for thirteen summer 2012 diamond drill holes from the Herbert Gold Project located 30 kilometers north of Juneau, Alaska. Assays from the last three holes are pending.

Highlights of the latest drill results include:

  Hole 12J-3: 79.41 grams per tonne (g/t) gold over 2.05 meters, including 192.5 g/t gold, 227 g/t silver, 1.0% lead and 0.7% zinc over 0.8 meters.
  Hole 12J-4: 12.66 g/t gold over 1.10 meters.
  Hole 315C: 4.04 g/t gold over 13.23 meters.
  Hole 315E: 48.12 g/t gold over 1.13 meters.
  Hole 12O-8: 11.72 g/t gold over 2.12 meters.

“We are delighted that the Goat Creek vein, like the neighboring Main and Deep Trench veins to the south, has intersected strong gold mineralization,” says Grande Portage President and CEO Ian Klassen. “Every one of the 108 drill holes completed to date at the Herbert Glacier project has hit vein mineralization, confirming our belief that this is a large system with good continuity along strike and down dip as deep as we have drilled.”

Hole 12J-3, drilled on the Goat Creek vein, intersected visible gold in a sheared quartz vein with a 2.05 meter intercept of 79.41 g/t gold (2.319 ounces per ton) which includes 0.8 meters of 192.5 g/t gold. The Goat Creek vein was discovered in 2011 by a single wildcat hole collared on a strong topographic linear feature which paralleled other well-mineralized east-west veins (Main, Deep Trench, Floyd and North). Seven holes were drilled from drill pad J in 2012. Assays from the first five holes are listed in the table below with assays pending for the other two. A map showing the drill holes is available on the Quaterra website.

The Goat Creek vein, based on results to date, has as much gold potential as the Main vein and the Deep Trench vein. The topographic expression of this structure is more strongly developed than either the Main or Deep Trench veins and can be traced on surface for nearly 1,000 meters. Additionally, drilling from the J Pad has intersected other gold-bearing structures both above and below the main Goat shear zone which also carry strong gold values, such as 1.10 meters with 12.66 g/t gold near the top of hole 12J-4.

Further results from the O Platform (Main vein), located approximately 100 meters east of Pad A and 70 meters west of Pad D, include holes 12O-7 through 12O-11. Results from these holes are shown in the table below and include 12O-8 which returned a 2.12 metre intercept of 11.72 g/t gold. In addition to the Main vein a semi-parallel vein system called the Ridge vein encountered gold values up to 17.1 g/t over 0.33 metres in 12O-2.

The remainder of the 2012 drilling was on the Deep Trench vein from Pads 315 and H. Hole 315C hit a zone of strongly sheared, fractured and mineralized rock with an intercept length of 13.23 meters with a weighted average of 4.04 g/t gold. Holes 315D, E and F intersected a NE-trending vein which is separate from the Deep Trench vein with an intercept in 315E of 1.13 meters containing 48.12 g/t gold.

Hole 12H-1 was drilled as a 150 meter step-out eastward on the Deep Trench vein from Pad G. Visual inspection of the initial hole shows abundant quartz and arsenopyrite, which are commonly associated with gold mineralization at the Herbert project. A mineralized structure was also intersected much deeper in the hole in the area of the projection to depth of the Floyd vein, a parallel vein structure to the south of Deep Trench vein. Assays are pending for this hole.

The following table summarizes the new results which have been received since the last news release dated October 9, 2012:

Hole	From	To	Intv.	Thickness	Average	Average
Name	(m)	(m)	(m)	True, m	Au, gpt	Au, opt
12O-7	30.53	33.11	2.58	1.75	7.34	0.214
12O-7	121.93	122.43	0.50	0.34	4.07	0.119
12O-8	100.37	102.49	2.12	1.84	11.72	0.342
12O-9	123.11	123.67	0.56	0.44	3.84	0.112
12O-9	144.43	144.76	0.33	0.26	5.33	0.156
12O-10	120.05	120.50	0.45	0.28	6.58	0.192
12O-11	27.53	28.01	0.48	0.27	7.07	0.206
12O-11	134.07	134.73	0.66	0.37	20.68	0.604
315C	50.91	51.58	0.67	0.34	4.30	0.126
315C	55.09	68.32	13.23	6.75	4.04	0.118
includes:	59.52	65.45	5.93	3.02	6.74	0.197
315D	14.03	15.12	1.09	0.90	3.40	0.099
315E	19.04	20.17	1.13	0.68	48.12	1.405
315E	24.97	25.50	0.53	0.32	5.94	0.173
12J-1	19.23	19.58	0.35	0.25	4.93	0.144
12J-1	29.84	31.05	1.21	0.86	5.75	0.168

12J-1	96.42	98.23	1.81	1.29	5.19	0.151
12J-2	26.12	26.73	0.61	0.33	4.13	0.121
12J-3	22.01	24.53	2.52	1.59	4.47	0.130
12J-3	112.28	114.33	2.05	1.29	79.41	2.319
includes:	113.20	114.00	0.80	N/A	192.50	5.621
12J-4	19.14	20.24	1.10	0.79	12.66	0.370
12J-4	36.15	37.92	1.77	1.27	2.58	0.075
12J-4	67.06	70.57	3.51	2.53	2.83	0.083
12J-4	76.73	77.40	0.67	0.48	8.69	0.254
12J-5	29.58	30.01	0.43	0.20	2.64	0.08
12J-5	64.52	65.78	1.26	0.59	2.78	0.081
12J-5	169.09	169.75	0.66	0.31	15.10	0.441

Metallic screen assays for several of the above intercepts are pending. Typically if coarse gold is a component of the sample, the assay values for that sample are upgraded substantially by using the metallic screening process because no gold is lost during sample preparation.

The 2012 drilling program has now concluded after 8,900 meters of core drilling in 62 holes. An updated resource calculation will begin immediately, with results expected in the first quarter of 2013.

Core logging and processing of the core for sampling and storage is done at a secure location in Juneau. Analytical testing of the core samples has been conducted by ALS Canada Ltd., with the sample preparation being done in Anchorage, AK, and analysis of the samples by the Vancouver, B.C., laboratory. Methods include metallic screening for coarse gold, fire assays, and multi-element ICP analysis.

The Herbert gold prospect is in the historic Juneau Gold Belt, formerly a world-class district with producers such the A-J and Treadwell mines and many smaller gold mines and prospects. The district has been reactivated by the reopening of Couer Alaska’s Kensington gold mine, located northwest of the Herbert gold property. Strong community support has also been demonstrated for the Green’s Creek Mine, a massive sulfide deposit containing silver, gold and zinc located in a parallel trend 20 kilometers to the west.

Grande Portage and Quaterra Resources have formed a 65/35 joint venture for the further exploration and development of the property with each party bearing their proportionate costs.

This news release has been prepared and approved by Carl Hale, CPG, a geologist with more than 40 years’ experience and a Qualified Person as defined under NI43-101. Mr. Hale is supported by C.C. Hawley, Ph.D., CPG, of Hawley Resource Group, Inc. and Alaska Earth Sciences, Inc. of Anchorage, Alaska.

Quaterra Resources Inc. is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton, President and CEO, Quaterra Resources Inc.

For more information please contact:
Lauren Stope, Manager Communications
Quaterra Resources Inc.
604-641-2746

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Stope at 604-641-2746 or email: info@quaterra.com

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

HERBERT GLACIER
GOAT CREEK VEIN
RIDGE VEIN
MAIN VEIN SYSTEM
LAKE VEIN
DEEP TRENCH VEIN
FLOYD VEIN
2012 Shallow Drill Holes
2012 Deep Drill Holes
2010-2011 Drill Holes
Previous Drill Holes
Feet
Meters
N

OCTOBER 5, 2012

HERBERT GLACIER PROJECT

Juneau, Alaska

2012 DRILLING PROGRAM

GRANDE PORTAGE RESOURCES LTD